UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_____

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 28, 2006

WHITNEY HOLDING CORPORATION
(Exact Name of Registrant as Specified in Charter)

Louisiana	0-1026	72-6017893
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

228 St. Charles Avenue, New Orleans Louisiana	70130
(Addresses of Principal Executive Offices including Zip Code)	

(504) 586-7272
(Registrant's Telephone Number, including Area Code)

_____
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01.   Regulation FD Disclosure

Whitney Holding Corporation will make a presentation to the Gulf South Bank Conference at The Ritz-Carlton Buckhead Hotel in Atlanta, Georgia, on May 1, 2006, beginning at 8:35 a.m., Eastern Time. Investors will be able to access a live webcast of the presentation at the following address: http://www.shareholder.com/wtny/MediaRegister.cfm?MediaID=19994 or on http://www.corporate-ir.net/ireye/ir_site.zhtml?ticker=WTNY&script=11919&layout=-6&item_id=%27wtny_history.htm%27 . A copy of the visual presentation is furnished herewith as Exhibit 99.1.

Item 9.01.   Financial Statements and Exhibits

(c) Exhibits

99.1 Visual Presentation by Whitney Holding Corporation to the Gulf South Bank Conference at The Ritz-Carlton Buckhead Hotel in Atlanta, Georgia, on May 1, 2006, beginning at 8:35 a.m., Eastern Time.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WHITNEY HOLDING CORPORATION

By: /s/Thomas L. Callicutt, Jr.
Thomas L. Callicutt, Jr.
Executive Vice President
and Chief Financial Officer

Date: April 28, 2006

EXHIBIT INDEX

Exhibit Number	Description
99.1	Visual Presentation by Whitney Holding Corporation to the Gulf South Bank Conference at The Ritz-Carlton Buckhead Hotel in Atlanta, Georgia, on May 1, 2006, beginning at 8:35 a.m., Eastern Time.

Exhibit 99.1

WHITNEY

Gulf South Bank Conference

May 1, 2006



Times like these call for a bank like the Whitney.

Forward-Looking Statements

This presentation may include forward-looking statements containing expectations about future conditions and descriptions of future plans and strategies. Whitney's ability to accurately predict the effects of future plans or strategies is inherently limited such that actual results and performance could differ materially from those set forth in the forward-looking statements. Factors that could cause actual results to differ from those expressed in the forward-looking statements are available in Whitney's filings with the Securities and Exchange Commission. Whitney does not intend, and undertakes no obligation, to update or revise any forward-looking statements, whether as a result of differences in actual results, changes in assumptions or changes in other factors affecting such statements.

History



Whitney National Bank
- Since 1883
- Oldest Continually
Chartered Bank in
New Orleans

Times like these call for a bank like the Whitney.

Geographic Footprint



Alabama

Mississippi

Texas   Louisiana

Florida

❖ Whitney Locations

Times like these call for a bank like the Whitney.

Whitney's Corporate Philosophy

- **Soundness**

- **Profitability**

- **Growth**

In that order of priority

Times like these call for a bank like the Whitney.

Impact of Recent Storms

Katrina
- Greater New Orleans
- Mississippi Gulf Coast
- Coastal Alabama
- Western Panhandle of Florida

Rita
- Southwest Coastal Louisiana
  - Principally Lake Charles

Times like these call for a bank like the Whitney.

Impacted Market Areas



- **67 Branches – 47%**
  - **9 remain closed**
- **1,600 FTEs - 65%**
  - **over 600 temporarily relocated**
- **$2.8 billion loans – 43%**
- **$3.6 billion deposits – 49%**

Times like these call for a bank like the Whitney.

Disaster Recovery and Casualty Losses

- **Relocation Costs**
  - **Insurance coverage up to $25 million**

- **Property Damage**
  - **Insurance coverage at least $150 million**

- **Contingent Gains on Casualty Losses**

Times like these call for a bank like the Whitney.

Post-Storm Credit Quality









Times like these call for a bank like the Whitney.

Impact of Storms on Loan Portfolio

$2.8 billion Loans in Impacted Areas

- **83% Comm'l & Comm'l Real Estate**
  - **Approximately 75% over $1 million**
  - **Contractors, oil & gas and certain other customers little to positively impacted**
  - **25% middle market and small business customers more susceptible to prolonged recovery period and market shrinkage**
- **17% Residential Mortgage & Individuals**
  - **Underwritten principally on income streams**
  - **Real estate collateral requires insurance**

Times like these call for a bank like the Whitney.

Impact of Storms on Credit Quality

$31 million Additional to Allowance

Assessment Process

- Reviewed all significant criticized loans and $1.1 billion sample of commercial loans over $1 million
- Overlayed results of sample on remaining impacted portfolio, similar to acquisition due diligence process
- Differentiate commercial loans over and under $1 million
- Smaller commercial loans segmented by severely impacted versus lesser impacted areas as well as pre-storm credit rating and collateral
- Consumer loans segmented by credit scores and collateral

Times like these call for a bank like the Whitney.

Impact of Storms on Credit Quality

Assessment Process Continued in 4th Qtr 2005 and 1st Qtr 2006

- Reviewed all criticized loans and all commercial loans over $250,000 plus some other smaller loans
- Overlayed results of reviewed loans on remaining impacted portfolio
- Consumer loans segmented by credit scores and collateral as in 3rd Qtr 2005

Times like these call for a bank like the Whitney.

Impact of Storms on Credit Quality

Assessment Process Will Continue Indefinitely
- All criticized loans and larger loans will continue to be reviewed each quarter
- As this process continues, there will be fewer and fewer unreviewed loans and less need for an overlay process
- Impact of storms on Whitney's small portfolio of consumer loans will probably not be evident until early 2nd Qtr 2006

Times like these call for a bank like the Whitney.

Portfolio Risks and Uncertainties

- **Property damage and insurance coverage for customers**
- **Length of recovery period**
- **Long-term economic impact**
  - **Rebuilding of public infrastructure**
  - **Government, private or philanthropic investment**
  - **Population and economic contraction**

Times like these call for a bank like the Whitney.

Allowance for Loan Losses



	1998	1999	2000	2001	2002	2003	2004	2005	1Q2006
millions	$43.2	$47.5	$61.0	$71.6	$66.1	$59.5	$54.3	$90.0	$89.2
% Loans	1.24%	1.21%	1.33%	1.59%	1.48%	1.22%	.97%	1.37%	1.37%

Times like these call for a bank like the Whitney.

Loans Internally Classified As Having Above Normal Credit Risks



Times like these call for a bank like the Whitney.

Nonperforming Assets



Times like these call for a bank like the Whitney.

Net Charge-Offs

Percent Net Charge-offs to Average Loans



Times like these call for a bank like the Whitney.

History Review 2003 – 2006

Soundness Measures	2003	2004	2005	1Q2006
Net Charge Offs/Total Loans	.07%	.19%	.08%	.17%
Nonperforming Loans/Total Loans	.55%	.42%	1.00%	1.01%
Allowance/Loans	1.22%	.97%	1.37%	1.37%
Allowance/ Nonperforming Loans	221%	230%	137%	136%
Shareholders' Equity/ Total Assets	10.84%	11.00%	9.51%	9.52%

Times like these call for a bank like the Whitney.

Disaster Deployment and Recovery









Times like these call for a bank like the Whitney.

Disaster Deployment and Recovery

- Over 600 Employees temporarily relocated
- Recovery sites in Houston, Chicago, Atlanta, Baton Rouge and Mobile
- Contact with customers and importance of the Whitney Banker
- Future plans and arrangements

Times like these call for a bank like the Whitney.

Historic Earnings

For 2005

Times like these call for a bank like the Whitney.

Condensed Income Statement 2005

($ in millions, except per share data)

| | Year Ended Dec. 31 | | |
	2005	2004	Growth
Net interest income (TE)	$ 393.0	$ 326.3	20 %
Noninterest income	82.2	82.5	-
Total revenue (TE)	475.2	408.8	16
Noninterest expense	287.0	260.3	10
Provision for loan losses	37.0	2.0	N.M.
Net income	$ 102.3	$ 97.1	5 %
Basic EPS	$ 1.65	$ 1.59	4 %
Diluted EPS	$ 1.63	$ 1.56	4 %

Times like these call for a bank like the Whitney.

Condensed Income Statement 1Q 2006

($ in millions, except per share data)

	Quarter Ended March 31		
	2006	2005	Growth
Net interest income (TE)	$ 114.7	$ 89.9	28 %
Noninterest income	21.2	21.4	(1)
Total revenue (TE)	135.9	111.3	22
Noninterest expense	79.1	66.3	19
Provision for loan losses	2.0	1.5	33
Net income	$ 36.1	$ 28.8	26 %
Basic EPS	$ .58	$ .47	23 %
Diluted EPS	$ .57	$ .47	21 %

Times like these call for a bank like the Whitney.

23

History Review 2003 - 2006

Profitability Measures	2003	2004	2005	1Q2006
Net Interest Margin	4.47%	4.45%	4.85%	5.02%
Noninterest Income/Total Revenue	22.97%	20.19%	17.30%	15.58%
Efficiency Ratio	62.49%	63.69%	60.40%	58.20%
Return on Assets	1.36%	1.23%	1.15%	1.44%
Return on Equity	11.96%	11.02%	10.94%	15.03%
EPS Growth	3.77%	(3.64)%	3.77%	23.40%

Times like these call for a bank like the Whitney.

History Review 2003 – 2006

Growth Measures	2003	2004	2005	1Q 2006
Assets	3.15%	9.01%	12.84%	23.55%
Loans	5.12%	12.70%	18.49%	16.44%
Low Cost Deposits	7.43%	8.48%	11.82%	32.17%
Total Deposits	2.84%	7.34%	13.82%	29.57%
Equity Growth	8.28%	7.01%	6.11%	9.97%

Times like these call for a bank like the Whitney.

Loan Growth



Times like these call for a bank like the Whitney.

Deposit Growth



Times like these call for a bank like the Whitney.

Acquisition Activity

- **Destin Bancshares, Inc., Destin, Florida, April 2005**
- **First National Bancshares, Inc., Bradenton, Florida, April 2006**

Times like these call for a bank like the Whitney.

New Business Opportunities

In-Market Opportunities

Tampa

Houston

Baton Rouge

Montgomery

Northshore

New Market Opportunities

Sarasota

Naples

Jacksonville

Tallahassee

Birmingham

Huntsville

Memphis

St. Louis

Focus on the Whitney Banker






Times like these call for a bank like the Whitney.

Times like these call for







a bank like the Whitney.